UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )1

                              Hartville Group, Inc.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                    417287109
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:




      [ ]  Rule 13d-1(b)

      [x]  Rule 13d-1(c)

      [ ]  Rule 13d-1(d)




--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


     Peter S. Lynch

2    Check the Appropriate Box If a Member of a Group                 (a) |_|
     (See Instructions)                                               (b) |_|


3    SEC Use Only



4    Citizenship or Place of Organization


     United States of America

                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  374,177
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      310,000

                          7         Sole Dispositive Power


                                    374,177

                          8         Shared Dispositive Power


                                    310,000


9    Aggregate Amount Beneficially Owned by Each Reporting Person


     684,177

10   Check If the Aggregate Amount in Row (9) Excludes Certain Shares        |_|
     (See Instructions)


11   Percent of Class Represented by Amount in Row (9)


     6.69%

12   Type of Reporting Person (See Instructions)


     IN

Item 1(a).        Name of issuer:

              Hartville Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              7551 North Main Street, North Canton, Ohio 44720

Item 2(a).        Name of Person Filing:

              Peter S. Lynch

Item 2(b).        Address of Principal Offices or, if None, Residence:

              82 Devonshire Street, S4, Boston, Massachusetts 02109

Item 2(c).        Citizenship:

              United States of America

Item 2(d).        Title of Class of Securities:

              Common Stock,  $.001 par value

Item 2(e).        CUSIP Number:

              417287109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


         (a)   [ ]    Broker or dealer registered under Section 15 of the
                      Exchange Act;

         (b)   [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)   [ ]    Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

         (d)   [ ]    Investment company registered under Section 8 of the
                      Investment Company Act;

         (e)   [ ]    An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

         (f)   [ ]    An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]    A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

         (h)   [ ]    A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

         (i)   [ ]    A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

   The holdings reported herein are stated as of February 5, 2004.

   (a) Amount beneficially owned: 684,177 shares

   (b) Percent of class:          6.69%

   (c) Number of shares as to which such person has:

   (i)   Sole power to vote or direct the vote:                  374,177 shares

   (ii)  Shared power to vote or direct the vote:                310,000 shares

   (iii) Sole power to dispose or to direct the disposition of:  374,177 shares

   (iv) Shared power to dispose or to direct the disposition of: 310,000 shares

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Lynch's wife (Mrs. Lynch's powers to vote or dispose are treated as if they belonged to Mr. Lynch for purposes of this statement), shares beneficially owned in two charitable lead trusts and a charitable remainder trust, shares beneficially owned in trust for members of Mr. Lynch's family and shares beneficially owned by a charitable foundation of which Mr. Lynch is a trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 16, 2004
                                 -----------------------
                                          (Date)

                                 /s/ Peter S. Lynch
                                 -----------------------
                                          (Signature)


                                    Peter S. Lynch
                                    (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)